May 6, 2009

Mr. Jeffrey Riedler

Assistant Director, Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-9303

Re:	IPC Holdings, Ltd.
Registration Statement on Form S-4/A
Filed May 4, 2009
File No. 333-158264

Dear Mr. Riedler:

IPC Holdings, Ltd. (“IPC”) respectfully requests acceleration of effectiveness of its Registration Statement on Form S-4/A (File No. 333-158264), as amended (the “Registration Statement”), to May 7, 2009, at 4:00 p.m., or as soon thereafter as practicable.

In requesting acceleration of effectiveness of its Registration Statement, IPC acknowledges that:

•

should the Securities Exchange Commission (the “Commission”) or the staff of the Commission, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

the action of the Commission or the staff of the Commission, acting pursuant to delegated authority, in declaring the filing effective, does not relieve IPC from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	IPC may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Melissa Sawyer at (212) 558-4243 or Andrew Rowen at (212) 558-3896 with any questions you may have. In addition, please notify Ms. Sawyer or Mr. Rowen when this request for acceleration has been granted.

Very truly yours,

/s/ James P. Bryce
James P. Bryce
Chief Executive Officer

cc:	Laura Crotty, Securities and Exchange Commission
Daniel Duchovny, Securities and Exchange Commission
Suzanne Hayes, Legal Branch Chief, Securities and Exchange Commission

Andrew S. Rowen, Esq., Sullivan & Cromwell LLP
Melissa Sawyer, Esq., Sullivan & Cromwell LLP